FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November, 2014

001-14832

(Commission File Number)

CELESTICA INC.

(Translation of registrant’s name into English)

844 Don Mills Road

Toronto, Ontario

Canada M3C 1V7

(416) 448-5800

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Furnished Herewith (and incorporated by reference herein)

Exhibit No.	Description

4.17

Seventh Amended and Restated Revolving Term Credit Agreement made as of October 28, 2014, by and among Celestica Inc. and the subsidiaries specified as Designated Subsidiaries therein as Borrowers, Canadian Imperial Bank of Commerce, as Co-Lead Arranger, Sole Bookrunner and Administrative Agent, RBC Capital Markets, as Co-Lead Arranger and Co-Syndication Agent, Merrill Lynch Pierce Fenner & Smith Incorporated, as Co-Syndication Agent, and the financial institutions named therein, as lenders

The Registrant is filing a material document not previously filed.

The information contained in Exhibit 4.17 of this Form 6-K is incorporated by reference into all effective registration statements (and into any prospectus that forms a part of any such registration statement) filed by Celestica Inc. with the Securities and Exchange Commission, and deemed to be a part thereof, from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished by Celestica Inc. under the U.S. Securities Act of 1933, as amended, or the U.S. Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELESTICA INC.

Date: November 6, 2014	BY:	/S/ ELIZABETH L. DELBIANCO
Elizabeth L. DelBianco
Chief Legal and Administrative Officer

EXHIBIT INDEX

Exhibit No.	Description

4.17

Seventh Amended and Restated Revolving Term Credit Agreement made as of October 28, 2014, by and among Celestica Inc. and the subsidiaries specified as Designated Subsidiaries therein as Borrowers, Canadian Imperial Bank of Commerce, as Co-Lead Arranger, Sole Bookrunner and Administrative Agent, RBC Capital Markets, as Co-Lead Arranger and Co-Syndication Agent, Merrill Lynch Pierce Fenner & Smith Incorporated, as Co-Syndication Agent, and the financial institutions named therein, as lenders